October 11, 2012

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Investment Company Regulation

100 F Street, N.E.

Washington, D.C. 20549

Re: Elessar Funds Investment Trust (File Nos. 333-183022 and 811-22728)

Dear Mr. Bartz,

In my letter dated October 10, 2012, I requested that the Commission accelerate the effective date of the Pre-Effective Amendment filed on October 10, 2012 to 5:00 p.m. October 11, 2012 or, in the alternative, to the earliest possible time thereafter.  I would like to amend that request to October 12, 2012 at 5:00 p.m. or in the alternative, to the earliest possible time thereafter.

Elessar Small Cap Value Fund (the “Fund”) acknowledges:

1.

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (216) 357-7412 if you have any questions or if there is anything further that I may provide.

Regards,

/s/ Mitch Krahe

Mitch Krahe

1111 Superior Avenue• Suite 1310 • Cleveland, Ohio 44114 • www.elessarinvest.com